Exhibit 99.3

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June  30, 2011

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,894	$872
Restricted cash	396	224
Trade receivables (net of allowance for doubtful accounts of $15 both at June 30 , 2011 and December 31, 2010)	1,000	1,201
Other accounts receivable and prepaid expenses	249	190

Total current assets	3,539	2,487

LONG-TERM ASSETS:
Long-term prepaid expenses	61	61
Severance pay fund	1,497	1,323
Property and equipment, net	229	205
Software development costs, net	304	496
Goodwill	6,315	6,133

Total long-term assets	8,406	8,218

Total assets	$11,945	$10,705

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$939	$245
Current maturities of long-term debt	627	1,014
Trade payables	145	220
Deferred revenues	2,590	2,048
Employees and payroll accruals	1,052	844
Accrued expenses and other current liabilities	949	759

Total current liabilities	6,302	5,130

LONG-TERM LIABILITIES:
Long-term convertible debt	755	1,571
Long-term debt	12	90
Warrants and bifurcated conversion feature , presented at fair value	209	1,215
Accrued severance pay	2,201	1,966

Total long-term liabilities	3,177	4,842

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -	965	939

Authorized: 130,000,000 shares at June 30 , 2011 and December 31, 2010. Issued and outstanding: 33,240,197 shares at June 30, 2011 and 32,269,695 at December 31, 2010 Additional paid-in capital	103,574	102,459
Accumulated other comprehensive loss	(405)	(640)
Accumulated deficit	(101,668)	(102,025)

Total shareholders' equity	2,466	733

Total liabilities and shareholders' equity	$11,945	$10,705

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except  per share data

	6 months ended
	June 30,
	2011	2010
	Unaudited	Unaudited

Software licenses	$3,205	$2,540
Maintenance and services	2,802	2,761

	6,007	5,301
Operating expenses:
Cost of revenues	612	1,032
Research and development, net	1,581	1,148
Selling and marketing	2,238	2,038
General and administrative	1,106	866

Total operating expenses	5,537	5,084

Operating Income	470	217

Financial expenses, net	47	359

Income / (loss) before income taxes	423	(142)
Taxes on income	66	34

Net Income/ (loss)	$357	$(176)

Basic net Income/(loss) per share	$0.01	$(0.01)
Weighted average number of shares used in computing basic net Income/(loss) per share	33,212	31,750

Diluted net Income/(loss) per share	$0.01	$(0.01)
Weighted average number of shares used in computing diluted net Income/(loss) per share	40,041	31,750

* less than $ 0.01 per share

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	6 months ended	6 months ended
	June 30,	June 30,
	2011	2010
	Unaudited	Unaudited

Cash from operating activities:
Net Income /( loss)	$357	$(175)
Adjustments required to reconcile net income ( loss) to net cash provided by operating activities:
Depreciation	53	53
Stock based compensation	144	113
Amortization of software development costs	192	602
Increase (decrease) in accrued severance pay, net	61	62
Decrease (increase) in trade receivables	215	(235)
Decrease ( increase) in other accounts receivable and prepaid expenses	(59)	(80)
Decrease (increase) in long-term prepaid expenses	-	14
Increase (decrease) in trade payables	(76)	(14)
Increase (decrease) in deferred revenues	489	464
Increase (decrease) in employees and payroll accruals	206	(133)
Increase (decrease) in accrued expenses and other liabilities	186	(239)
Increase of restricted cash	(172)	5
Changes in fair value of warrants and bifurcated embedded conversion feature	(146)	154

Net cash provided by operating activities	1,449	591

Cash flows from investing activities:
Purchase of property and equipment	(77)	(43)
Capitalization of software development costs	-	(110)

Net cash used in investing activities	(77)	(153)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants	137	73
Receipt of long term loan	57	25
Repayment of long-term debt	(526)	(417)
Repayment of convertible debt	(123)	-

Net cash provided by (used in) financing activities	(455)	(319)

Foreign currency translation adjustments on cash and cash equivalents	104	(11)

Increase (decrease) in cash and cash equivalents	1,022	109
Cash and cash equivalents at the beginning of the period	872	1,428

Cash and cash equivalents at the end of the period	$1,894	$1,537

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$48	$355

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

		6 months ended
		June 30,
		2011	2010
		Unaudited	Unaudited

	GAAP operating Income	$470	217
	Stock based compensation (1)	144	113
	Amortization of Software development costs net of capitalization (2)	192	492

	Non-GAAP operating Income	$806	822

	GAAP net Income (loss)	357	(176)
	Stock based compensation (1)	144	113
	Amortization of Software development costs net of capitalization (2)	192	492
	Financial expenses (3)	(146)	154

	Non-GAAP net Income	$547	583

*	GAAP diluted net Income (loss) per share	0.01	(0.01)
	Stock based compensation (1)	0.00	0.00
	Amortization of Software development costs net of capitalization (2)	0.00	0.02
	Financial expenses (3)	(0.00)	0.00

*	Non-GAAP diluted net Income per share	$0.01	0.02
	Weighted average number of shares used in computing diluted net income per share	40,041	31,750

	(1) Equity-based compensation expenses under ASC 718 included in :
	Research and development	42	25
	Selling and marketing	44	43
	General and administrative	58	45

		$144	113

	(2) Amortization and capitalization of software development costs under ASC 985-20
	Amortization	192	602
	Capitalization	-	(110)

		$192	492
	(3) Financial expenses:

	Revaluation of warrants and conversion feature of long term convertible debt	(146)	154

		$(146)	154

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") and its subsidiaries develop, market and provide real-time data integration and event capture software that enable enterprises to access and use data from different databases where and when needed. This includes data connectivity, data federation, and data replication software. Using Attunity's software, companies are able to connect, transfer, join and stream to and from a variety of data sources in real-time. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision - an application generator, and APTuser - a database retrieval and production report generator.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2011, consolidated results of operations for the six months ended June 30, 2011 and 2010 and consolidated cash flows for the six months ended June 30, 2011 and 2010.

The balance sheet at December 31, 2010 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2010 included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 31, 2011. Results for the six months ended June 30, 2011 are not necessarily indicative of results that may be expected for the year ending December 31, 2011.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Recently issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard in the first quarter of 2012 and is currently evaluating its impact on its financial statements and disclosures.

In June 2011, the FASB issued a new accounting standard, which eliminates the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt this standard in the first quarter of 2012 and is currently evaluating its impact on its financial statements and disclosures.

NOTE3:-	SHAREHOLDERS' EQUITY

a.	The Company accounts for stock based compensation in accordance with ASC 718 Compensation - Stock Compensation.

The fair value for options granted in the periods presented is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Six months ended June 30,
	2010	2010
	Unaudited

Risk free interest	1.87	1.90%
Dividend yields	0%	0%
Volatility	130%	126%
Expected life (in years)	4	4

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options activity for the six months ended June 30, 2011:

	Number of options (in thousands)	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	unaudited
Outstanding at December 31, 2010	4,756	$0.50	-	$-
Granted	658	0.76	-	-
Exercised	(20)	0.08	-	-
Canceled or forfeited	(144)	0.27	-	-

Outstanding at June 30, 2011	5,249	$0.54	4.61	$944

Exercisable at June 30, 2011	2,278	$0.72	3.63	$361
Vested and expected to vest at June 30, 2011	5,011	$0.55	6.08	$897

The weighted average fair value of options granted during the six months ended June 30, 2011 was $ 0.76

b.
During the six months ended June 30, 2011 certain warrant holders irrevocably waived their right to any adjustment of the exercise price due to the price protection rights included in the warrants. As such, these warrants were no longer marked to market and their fair value as of the date of the waiver in a total amount of $ 860 was allocated into the additional paid in capital.

ATTUNITY LTD AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of the basic and diluted net income per share:

	Six months ended June 30,
	2011	2010
	Unaudited

Net income (loss)	$357	$(176)

Weighted average ordinary shares outstanding	33,212,000	31,750,000

Dilutive effect:
Warrants	6,829,000	-

Diluted weighted average ordinary shares	40,041,000	31,750,000

Basic net earnings (loss) per share	$0.01	$(0.01)

Diluted net earnings (loss) per share	$0.01	$(0.01)

*)	less than $ 0.01 per share

NOTE 5:-	SUBSEQUENT EVENTS

a.
On September 7, 2011 the Company and its US subsidiary ("Buyer") entered into a definitive agreement for the acquisition of 100% of RepliWeb Inc.'s outstanding shares through a merger of a Buyer’s wholly owned subsidiary with and into RepliWeb, such that RepliWeb will become, at closing of the transaction, an indirect wholly owned subsidiary of the Company. The total merger consideration is composed of (i) $3.3 million in cash, (ii) approximately 4.0 million ordinary shares of the Company, (iii) up to $2.0 million earn-out payable in cash in April 2013, and (iv)  $4.0 million in cash is payable to RepliWeb constituencies within 10 business days following the closing. Closing occurred on September 19, 2011.

RepliWeb is being acquired by the Company with all of its cash and cash equivalents. As of September 7, 2011, RepliWeb had approximately $4.0 million of cash and short-term deposits (following deduction of estimated transaction expenses).

b.	In connection with the transaction, the Company obtained a short-term loan from a bank in the amount of $3.0 million to be repaid in January 2012.

c.
In connection with the transaction, the Company also amended the loan agreement with Plenus (as described in Note 7b to the Company's audited consolidated financial statements for the year ended December 31, 2010), such that (i) the period in which Plenus is entitled to compensation upon consummation of a Fundamental Transaction was extended until December 31, 2017. During that period, Plenus may elect to receive $300 in cash in lieu of such compensation, and (ii) Plenus right to compensation in the event that the Company's consolidated revenues in 2012 exceed agreed levels was canceled.